   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON  OCTOBER 25, 1999
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 AMENDMENT NO. 1

                        RULE 13E-3 TRANSACTION STATEMENT
             (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)

                       PREFERRED EMPLOYERS HOLDINGS, INC.
                       ----------------------------------
                                (Name of Issuer)

                       PREFERRED EMPLOYERS HOLDINGS, INC.
                                   MEL HARRIS
                              PETER E. KILISSANLY
                              WILLIAM R. DRESBACK
                                 JOSE MENENDEZ
                                   NANCY RYAN
                                JACK D. BURSTEIN
                                STUART J. GORDON
                             ALEXANDER M. HAIG, JR.
                                MAXWELL M. RABB
                     ----------------------------------
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   739908-101
                             ---------------------
                     (CUSIP Number of Class of Securities)

                                   MEL HARRIS
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                          AND CHIEF EXECUTIVE OFFICER
                       PREFERRED EMPLOYERS HOLDINGS, INC.
                            10800 BISCAYNE BOULEVARD
                              MIAMI, FLORIDA 33161
                                 (305) 893-4040
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                With a copy to:
                            FERNANDO C. ALONSO, ESQ.
                            GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [X] A tender offer.
d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:             $2,968.00                     Filing Party: Preferred Employers Holdings, Inc.
Form or Registration No:            Schedule 13E-4                Date Filed: September 17, 1999

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

                                  INTRODUCTION


         This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") is being filed by Preferred Employers Holdings, Inc., a Delaware corporation (the "Company"), and Mel Harris, Peter
E. Kilissanly, William R. Dresback, Jose Menendez, Nancy Ryan, Jack D.
Burstein, Stuart J. Gordon, Alexander M. Haig, Jr. and Maxwell M. Rabb, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder in connection with the tender offer by the Company for all of its issued and outstanding shares of common stock, $.01 par value per share (the "Shares"), including Shares of common stock held by the executive officers and directors of the Company, at a price of $5.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.


         The following Cross-Reference Sheet prepared pursuant to General Instruction F to Schedule 13E-3 shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 filed by the Company (the "Schedule 13E-4") with the Securities and Exchange Commission (the "Commission") on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in Schedule 13E-4, including all Exhibits thereto, is expressly incorporated herein by reference as set forth in the Cross-Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.


                             CROSS-REFERENCE SHEET

                                                                                                  WHERE LOCATED IN
ITEM IN SCHEDULE 13E-3                                                                             SCHEDULE 13E-4

Item 1(a)................................................................................             Item 1(a)
Item 1(b)................................................................................             Item 1(b)
Item 1(c)................................................................................             Item 1(c)
Item 1(d)................................................................................                 *
Item 1(e)................................................................................                 *
Item 1(f)................................................................................                 *
Item 2(a)................................................................................                 *
Item 2(b)................................................................................                 *
Item 2(c)................................................................................                 *
Item 2(d)................................................................................                 *
Item 2(e)................................................................................                 *
Item 2(f)................................................................................                 *
Item 2(g)................................................................................                 *
Item 3(a)................................................................................                 *
Item 3(b)................................................................................                 *
Item 4(a)................................................................................                 *
Item 4(b)................................................................................              Item 5
Item 5...................................................................................              Item 3
Item 6(a)................................................................................              Item 2
Item 6(b)................................................................................                 *
Item 6(c)................................................................................              Item 2
Item 6(d)................................................................................                 *
Item 7(a)................................................................................              Item 3
Item 7(b)................................................................................              Item 3
Item 7(c)................................................................................              Item 3
Item 7(d)................................................................................              Item 3
Item 8...................................................................................                 *
Item 9...................................................................................                 *
Item 10(a)...............................................................................                 *

                                                                                                  WHERE LOCATED IN
ITEM IN SCHEDULE 13E-3                                                                             SCHEDULE 13E-4

Item 10(b)...............................................................................                 *
Item 11..................................................................................              Item 5
Item 12(a)...............................................................................                 *
Item 12(b)...............................................................................                 *
Item 13..................................................................................                 *
Item 14..................................................................................              Item 7
Item 15(a)...............................................................................                 *
Item 15(b)...............................................................................              Item 6
Item 16..................................................................................              Item 8(e)
Item 17..................................................................................                 *

--------------------------
*  The Item is located in Schedule 13E-3 only.


ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

               (a)-(c) The response to Item 1(a)-(c) of Schedule 13E-4 is incorporated herein by reference and the information set forth in the Offer to Purchase under "The Tender Offer -- 6. Price Range of Shares; Dividends" is incorporated herein.

               (d) The information set forth in the Offer to Purchase under "The Tender Offer -- 6. Price Range of Shares; Dividends" is incorporated herein by reference.

               (e) The Company consummated an underwritten public offering of 1,500,000 Shares on February 5, 1997 pursuant to a registration statement filed with the Commission under the Securities Act of 1933, as amended (the "Public Offering"). The price to the public of the Shares sold in the Public Offering was $7.25 per Share and the aggregate net proceeds received by the Company thereunder were $10,113,750.00.

               (f)      Not applicable.

ITEM 2. IDENTITY AND BACKGROUND


         This statement is filed by the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. This statement also is filed by Mel Harris, the Chairman of the Board of Directors and Chief Executive Officer of the issuer, Peter E. Kilissanly, President, Chief Operating Officer and Director of the issuer, William R. Dresback, Jose Menendez and Nancy Ryan, each of whom is an officer of the issuer, and Jack D. Burstein, Stuart J. Gordon, Alexander M. Haig, Jr. and Maxwell M. Rabb, each of whom is a director of the issuer. The response to Item 1(a) of Schedule 13E-4 is incorporated herein by reference. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

               (a)      Not applicable.

               (b)      Not applicable.

ITEM 4.    TERMS OF THE TRANSACTION

               (a) The information set forth in the Offer to Purchase on the cover page thereof and under "Introduction," "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- 4. Interests of Certain Persons in the Offer," "The Tender Offer -- 1. Terms of the Offer; Expiration Date," "The Tender Offer -- 2. Acceptance for Payment and Payment for Shares," "The Tender Offer -- 3. Procedures for Accepting the Offer and Tendering Shares," "The Tender Offer -- 4. Withdrawal Rights," "The Tender Offer -- 8. Financing of the Offer," "The Tender Offer -- 9. Dividends and Distributions," "The Tender Offer -- 11. Certain Conditions of the Offer," "The Tender Offer -- 12. Certain Legal

Matters and Regulatory Approvals," "The Tender Offer -- 13. Fees and Expenses" and "The Tender Offer -- 14. Miscellaneous" is incorporated herein by reference.

               (b) The response to Item 5 of Schedule 13E-4 is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

               (a)-(e)  Not applicable.

               (f)&(g) The response to Item 3 of Schedule 13E-4 is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               (a)&(c) The response to Item 2 of Schedule 13E-4 is incorporated herein by reference.

               (b) The information set forth in the Offer to Purchase in "Special Factors -- 6. Fees and Expenses" and "The Tender Offer -- 13. Fees and Expenses" is incorporated herein by reference.

               (d)      Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

               (a)-(d) The response to Item 3 of Schedule 13E-4 is incorporated herein by reference. The information set forth in the Offer to Purchase under "Special Factors -- 3. Opinion of Advest, Inc." and "The Tender Offer -- 5. Certain U.S. Federal Tax Consequences" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

               (a)-(f) The information set forth in the Offer to Purchase under "Introduction," "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" "Special Factors -- 2. Recommendation of the Company's Board; Fairness of the Offer," "Special Factors -- 3. Opinion of Advest, Inc." and "Special Factors --
4. Interests of Certain Persons in the Offer" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

               (a)-(c) The information set forth in the Offer to Purchase under "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- 2. Recommendation of the Company's Board; Fairness of the Offer," "Special Factors -- 3. Opinion of Advest, Inc.," "The Tender Offer -- 8. Financing of the Offer" and in Schedule II is incorporated herein by reference.

ITEM 10.INTEREST IN SECURITIES OF THE ISSUER

               (a) The information set forth in the Offer to Purchase under "Special Factors -- 5. Beneficial Ownership of Shares" and Schedule I is incorporated herein by reference.

               (b)      Not applicable.

ITEM 11.CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

         The response to Item 5 of Schedule 13E-4 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

               (a)-(b) The information set forth in the Offer to Purchase under "Introduction," "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- 2. Recommendation of the Company's Board; Fairness of the Offer," "Special Factors -- 4. Interests of Certain Persons in the Offer" and "Special Factors --5. Beneficial Ownership of Shares" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

               (a) The information set forth in the Offer to Purchase under "Special Factors -- 7. Dissenters' Rights" is incorporated herein by reference.

               (b)      Not applicable.

               (c)      Not applicable.

ITEM 14. FINANCIAL INFORMATION

         The response to Item 7 of Schedule 13E-4 is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

               (a) The information set forth in the Offer to Purchase under "Special Factors -- 1. Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer," "Special Factors -- 2. Recommendation of the Company's Board; Fairness of the Offer," "The Tender Offer -- 8. Financing of the Offer" and "The Tender Offer -- 10. Effect of the Offer on the Market for the Shares; Quotation and Exchange Act Registration" is incorporated herein by reference.

               (b) The response to Item 6 of Schedule 13E-4 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION

         The response to Item 8(e) of Schedule 13E-4 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS
      (a)(1) Commitment Letter, dated September 10, 1999, from City National Bank of Florida to the Company.*

      (a)(2) Loan and Security Agreement, dated October 12, 1999, among the Company, Preferred Healthcare Staffing, Inc. and City National Bank of Florida.

      (b)(1) Opinion Letter of Advest, Inc., dated September 10, 1999.*

      (b)(2) Fairness Opinion Presentation Materials prepared by Advest, Inc., dated September 9, 1999.

      (c) Share Escrow Agreement, dated as of February 5, 1997, between the Company and Mr. Howard Odzer.*

      (d)(1) Form of the Offer to Purchase, dated September 17, 1999.

      (d)(2) Form of the Letter of Transmittal.

      (d)(3) Form of the Notice of Guaranteed Delivery.

      (d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

      (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
      (d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

      (d)(7) Press Release issued by the Company on September 17, 1999.*
      (d)(8) Letter to Stockholders from Mr. Mel Harris, Chairman of the Board of Directors and Chief Executive Officer, dated as of September 17, 1999.

      (e)   Not applicable.

      (f)   None.



------------
 *  Previously filed as an exhibit to Schedule 13e-3, dated September 17, 1999.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  October 25, 1999


                          PREFERRED EMPLOYERS HOLDINGS, INC.



                          By:  /s/ Mel Harris
                               -------------------------------------------
                               Name:   Mel Harris
                               Title:  Chairman of the Board of Directors and
                                       Chief Executive Officer


                          /s/ Mel Harris
                          -------------------------------------------

                          /s/ Peter E. Kilissanly
                          -------------------------------------------

                          /s/ William R. Dresback
                          -------------------------------------------

                          /s/ Jose Menendez
                          -------------------------------------------

                          /s/ Nancy Ryan
                          -------------------------------------------

                          /s/ Jack D. Burstein
                          -------------------------------------------

                          /s/ Stuart J. Gordon
                          -------------------------------------------

                          /s/ Alexander M. Haig, Jr.
                          -------------------------------------------

                          /s/ Maxwell M. Rabb
                          -------------------------------------------

                                 EXHIBIT INDEX

        EXHIBIT NO.                             DESCRIPTION

         (a)(1)             Commitment Letter, dated September 10, 1999, from
                            City National Bank of Florida to the Company.*

         (a)(2) Loan and Security Agreement, dated October 12, 1999, among the Company, Preferred Healthcare Staffing,
                            Inc. and City National Bank of Florida.

         (b)(1)             Opinion Letter of Advest, Inc., dated September 10, 1999.*

         (b)(2)             Fairness Opinion Presentation Materials prepared by
                            Advest, Inc., dated September 9, 1999.

         (c)                Share Escrow Agreement, dated as of February 5,
                            1997, between the Company and Mr. Howard Odzer.*

         (d)(1)             Form of the Offer to Purchase, dated September 17,
                            1999.

         (d)(2)             Form of the Letter of Transmittal.

         (d)(3)             Form of the Notice of Guaranteed Delivery.

         (d)(4)             Form of Letter to Brokers, Dealers, Commercial
                            Banks, Trust Companies and Nominees.

         (d)(5)             Form of Letter from Brokers, Dealers, Commercial
                            Banks, Trust Companies and Nominees to Clients.

         (d)(6)             Form of Guidelines for Certification of Taxpayer
                            Identification Number on Substitute Form W9.*

         (d)(7)             Press Release issued by the Company on September 17,
                            1999.*

         (d)(8)             Letter to Stockholders from Mr. Mel Harris,
                            Chairman of the Board of Directors and Chief
                            Executive Officer, dated as of September 17, 1999.

------------
 * Previously filed as an exhibit to Schedule 13e-3, dated September 17, 1999.


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